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                                                                  Exhibit (a)(9)

             INVESTCORP TENDER OFFER FOR SYNTHETIC INDUSTRIES, INC.
                            EXTENDED TO DECEMBER 13

NEW YORK, NY, DECEMBER 13, 1999 - Investcorp, a global investment group, today announced that a wholly-owned subsidiary of SIND Holdings, Inc., a company organized by Investcorp and certain international co-investors has extended its $33.00 per share cash tender offer for all outstanding shares of the common stock of Synthetic Industries, Inc. (NASDAQ: SIND) to 5:00 pm, New York City time, on Monday, December 13, 1999, unless further extended.

As of the close of business on December 10, 1999, over eight million shares of Synthetic common stock had been tendered, representing over 95% of the outstanding shares of Synthetic common stock.

The Information Agent for the Offer is D.F. King & Co., Inc., which can be reached at toll-free at 888-246-5358 or by collect call at 212-269-5550.

Synthetic Industries manufactures and markets a wide range of high performance fabrics and fibers designed for support, strength and stabilization applications. The Company operates in three primary markets: construction materials, carpet backing and technical textiles. Specific products include geotextiles, erosion control products, concrete reinforcement fibers, carpet backing, filtration media, and furniture construction fabrics. The Company, which is based in Chickamauga, Georgia, operates from eight manufacturing facilities and employs over 2,700 people. Additional information about Synthetic Industries may be found at www.Sind.com.

Investcorp is a global investment group with offices in New York, London and Bahrain. It focuses on three lines of business: corporate investment, real estate investment and asset management. The firm has completed over 50 corporate acquisitions with an aggregate value of approximately $13 billion.

In the U.S., Investcorp and its clients currently own 10 corporate investments, including Stratus Computer, Werner Holdings, NationsRent, Inc. and The William Carter Company. Several North American investments have been listed on the New York Stock Exchange, including Prime Service, Tiffany & Co., the Circle K Corporation, Saks Fifth Avenue and CSK Auto. In Europe, Investcorp and its clients currently own seven corporate investments, including Avecia (formerly Zeneca Specialties), Leica Geosystems, Polestar, Welcome Break and Helly

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Hansen. Additional information about Investcorp may be found at
www.Investcorp.com.


Contacts:         Todd Fogarty
                  Kekst and Company
                  212-521-4800

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